DREAMS, INC.

August 5, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Dreams, Inc.

Form 10-K for the year ended December 31, 2008, filed April 15, 2009

Form 10-Q for the quarter ended March 31, 2009, filed May 14, 2009

File No. 1-33405

Dear Sir or Madam:

Dreams, Inc. (the “Company”), hereby submits its responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated July 8, 2009. The Company’s responses below correspond numerically to the Comment Letter.

1.	Please refer to Item 301(c) of Regulation S-K. If you choose to present Selected Financial Data in your filing, you should ensure that the numbers presented agree to your audited financial statements. For example, it appears that for the year ended December 31, 2008, the amount presented for operating expenses either should be $39,272 or you should present a separate line item for depreciation and amortization expense, and the amount presented for operating income/loss should be ($2,006). Please revise future filings accordingly.

In future filings with the Commission, the Company will ensure that the amounts presented in all categories of Selected Financial Data, agree with the audited financial statements.

2.

In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your intangible assets or goodwill for impairment or your deferred tax assets for a valuation allowance would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Given your going concern audit opinion and operating loss incurred in 2008, if you do not believe that reasonably likely changes in your assumptions related to impairment of your intangible assets or goodwill or related to realization of your deferred tax assets could have a material impact on your financial statements, we believe you should clearly disclose that to your readers, as this may be unclear. Refer to Section V of our Release No. 33-8350.

In future filings with the Commission, the Company will revise the discussion of its critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates. Also, the Company will include a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. Lastly, the Company will disclose to its readers, whether or not we believe that reasonably likely changes in our assumptions related to impairment of our intangible assets or goodwill, or our deferred tax assets for a valuation allowance would have a material effect on our financial statements, given our going concern audit opinion and operating losses incurred in 2008.

3.	We read in the first paragraph of page 23 that you are unaware of any trends that may have a negative impact on your ability to continue your operations. Given the fact that you received a going concern audit opinion from your independent accountants, and the reasons for that opinion, we believe this statement may be confusing to your readers. If you intend to present this statement in future filings, please better explain to us the meaning of this statement and ensure that you clearly disclose the factors that are having a negative impact on your ability to continue your operations.

In future filings with the Commission, should the Company choose to use the sentence, “we are unaware of any trends that may have a negative impact on our ability to continue our operations”, we will expand and qualify the statement so as not to cause any confusion to the reader, given the fact that we received a going concern opinion from our independent auditors, along with disclosing factors that are having a negative impact on our ability to continue our operations.

4.	We read at the bottom of page 23 that you believe that future funds generated from your operations and available borrowing capacity will be sufficient to fund your debt service requirements, working capital requirements and your budgeted capital expenditure requirements for the foreseeable future. We have the following comments:

•

Please explain to us in greater detail why you believed this to be true at the time you filed your Form 10-K, and if you make similar disclosures in future filings, revise your disclosure to provide a more detailed explanation to your readers. We believe your current disclosures are unclear since you did not generate cash from operating activities in 2008, and you were not in compliance with the financial covenants on your debt and had not received waivers from your lender at the time of this filing. Therefore, it may be unclear to your readers why you expect these factors to change during 2009 such that they would provide you with sufficient cash during the 12 months following your balance sheet date.

The Company believed that “future funds generated from our operations and available borrowing capacity would be sufficient to fund our debt service, working capital and budgeted capital expenditure requirements for the foreseeable future because, at the time of our filing (April 15, 2009), we had already instituted numerous corporate savings initiatives with various execution dates and economic impact. (See below).

Corporate Savings Initiatives

1.	Reduction in work force:

•	In February, reduced employee count from 401 to 338 – P & L savings of $2.4 million with benefits

•	In March, reduced employee count from 338-301 – P & L savings of $1.3 million with benefits

2.	Salary reductions:

•	In February, 23 top wage earners participated in a 10% reduction in pay- P & L savings of $365,000 with benefits

•	In March, remaining 301 (less 23 from above) were subjected to a 10% reduction in pay- P & L savings of $1.2 million dollars with benefits

3.	Rent reductions:

•	In February & March, re-negotiated 17 of our 24 leases plus closing 3-stores – P & L savings of around $500,000

4.	Vendor pricing:

•	In March, re-negotiated some vendor pricing with service providers – P & L savings of $100,000

5.	Insurance premiums:

•

Effective May 1, 2009, we drastically reduced our $1 million in premiums from May 2007-April 2008, to around $725,000 for the next 12 months – this $275,000 savings was via a large plan re-design, driving lower premiums.

6.	Other miscellaneous initiatives that provide a cash flow benefit include:

•	4 rents paying less during off season and more during season

•	UPS agreed to extend terms from 7 to 28 days

•	If needed, executives will accrue payroll until holiday season

Also, so you know our challenges in 2008 that yielded a loss from operations were attributable to too much overhead/operating expenses, not revenue. Even in one of the more challenging economic environments witnessed in 2008, the Company achieved record reportable revenues of $82,000,000. Managements’ task therefore, was to more methodically align expenditures with anticipated revenue production. The cost cutting and commitment modifications outlined above have permitted us to accomplish just that, i.e. more appropriately align expenditures with anticipated revenue production. In fact, we are ahead of our internal budgets for January through May of this year.

In addition, our Company breaches of certain performance covenants in 2008 were technical in nature and did not pose any material impediment to continuing our operations. In fact, we were offered waivers for these breaches in March 2009, prior to our filing of the Form 10-K, albeit with some onerous new terms. The Company chose not to agree to some increased fees and pricing from its senior lender at the risk of a late filing of its Form 10-K, and the modification of the opinion from its independent auditors to express the going concern. This had a snowballing effect as the lack of waivers in hand prior to our actual filing, became the catalyst for the auditors to deliver us a going concern opinion, in our opinion. Nevertheless, we ultimately came to terms with our senior lender on June 30, 2009 on new pricing, a one-year extension of our $21,000,000 credit facilities and waivers for prior covenant breaches. This was disclosed in the filing of an 8-K on June 30, 2009.

•	Please expand this disclosure in future quarterly and annual reports to better comply with Section 607.02 of the Financial Reporting Codification. In this regard, given that your auditor’s report contains a going concern modification, you should disclose management’s viable plans to overcome the uncertainty of your ability to continue as a going concern. Your explanation of management’s plans should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon, including a detailed description of the expected sources and demands for cash over that period. Your disclosures should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing.

In future filings with the Commission, the Company will expand its disclosure to better comply with Section 607.02 of the Financial Reporting Codification. A more thorough discussion of management’s plan to overcome the uncertainty of its ability to continue its operations, along with insight, analysis and concerns, will be presented.

•	Confirm to us that you will apply this comment to your June 30, 2009 Form 10-Q.

Yes, the Company will apply this comment to our June 30, 2009 Form 10-Q.

5.	Please explain to us in greater detail those financial covenants with which you were not in compliance as disclosed in your Form 10-K. Based on your disclosures in Note 7 to your financial statements, we assume you were not in compliance with your fixed charge coverage ratio and/or minimum tangible net worth covenants. Given your previous noncompliance with your debt covenants, we believe you should disclose to your readers in future filings what your modified financial covenants are, how these measures are calculated, minimum or maximum amounts specified in the covenants, and what your actual amounts are as of the balance sheet date to assist them in evaluating the likelihood of future noncompliance. Please also tell us and disclose the reasonably possible outcomes if you were determined to be in default on your debt, such as whether you would need to sell one of your businesses or whether you would need to liquidate your inventory to be able to quickly raise the funds needed to repay the debt.

At December 31, 2008, our financial covenants with our senior lender consisted of an annual Fixed Charge Coverage ratio, a quarterly Minimum Tangible Net Worth amount, and a quarterly Total Liabilities to Tangible Effective Net Worth threshold. Actual results versus loan covenant requirements at December 31, 2008 were:

Fixed Charge Coverage ratio was (.12) – Required to be 1.15 or greater.

Minimum Tangible Net Worth was $25,212,000 – Required to be $26,000,000.

Total Liabilities to Tangible Effective Net Worth was 2.93-Required to be no higher than 2.5.

Hence, the Company was “out of compliance” with each of the (3) covenants above.

For 2009, our modified financial covenants with our senior lender consist of;

•	a maximum quarterly Debt to Tangible Net Worth ratio of 3.2 to 1.0 (ending March 31, 2009), 3.7 to 1.0 (ending June 30, 2009), 4.35 to 1.0 (ending September 30, 2009), and 2.8 to 1.0 (ending December 31, 2009).

•	A minimum monthly EBITDA of (1,367,000) at April 30, 2009, (2,278,000) at May 31, 2009, (2,576,000) at June 30, 2009, (2,835,000) at July 31, 2009, (3,099,000) at August 31, 2009, (3,069,000) at September 30, 2009, (2,926,000) at October 31, 2009, (2,008,000) at November 30, 2009, and 1,998,000 at December 31, 2009.

•	A minimum quarterly Tangible Net Worth of $10,000,000 at March 31, 2009, $8,600,000 at June 30, 2009, $7,600,000 at September 30, 2009, and $10,200,000 at December 31, 2009.

Through June 30, 2009, the Company has met each of the modified financial covenants.

We would like the Commission to know that the Company makes a distinction between being in breach of a technical covenant and being “in default on its debt”. The specifics above, while serious in nature, do not rise to the level of being “in default of the Company’s debt obligations.” The Company has never missed a single payment of its principal or interest obligations, ever, as it relates to its senior debt. These prior occurrences were technical in nature and have been addressed in the past through a rather informal process consisting of notifying the senior lender and as a result, the Company receiving the respective waiver (s). Only under the backdrop of a devastating economic recession and a complete re-design of the Banking landscape, did our senior lender, for the first time, seek to extract penance from the Company due to a financial covenant breach. Therefore, in our opinion, a hypothetical discussion regarding reasonably possible outcomes if we were determined to be in default of our debt and whether we would need to consider selling one of our business units or liquidating inventory is not germane.

In addition, the Company presents as the very first “Risk Factor” in its Form 10-K, all of the risks associated with our credit facility, including, “in the event of a default Comerica Bank may, among other actions, accelerate all amounts outstanding under the facility, seize and sell all of our assets, or appoint a receiver for our operations”.

As is relates to the Commissions belief that we should disclose to our readers in future filings all of the specifics regarding our modified financial covenants, calculations, etc. the Company believes that the reader would not fully appreciate the entire context in which this information is being provided and that the Company is meeting its disclosure requirements by stating whether or not financial covenants exist and whether or not they have been met.

Also, the Company does not want its vendor base to misconstrue certain potential covenant breaches that can be used against the Company regarding its present pricing, terms and product credit limits.

In future filings with the Commission, the Company would like to continue its policy of disclosing to the reader whether or not financial performance covenants exist, what they are, and whether or not the specific covenants have been met.

Lastly, we intend on filing the entire amended and restated letter agreement with our June 30, 2009 Form 10-Q filing.

6.	Please tell us if your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure. We note that you state this was part of your evaluation but it is not included in your conclusion, which may be confusing to your readers. Please revise in future filings to either include the entire definition of disclosure controls and procedures in your concluding sentence or provide none of the definition in your concluding sentence to eliminate this possible confusion.

Yes, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports we file or submit under the Act in accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer appropriately, to allow timely decisions regarding our required disclosures.

In future filings with the Commission, the Company will include the entire definition of disclosure controls and procedures in our concluding sentence to avoid any possible confusion to the readers.

7.	We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In future filings with the Commission, the Company will clearly state, if true, that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

8.	Please confirm to us that management is responsible for establishing and maintaining adequate internal control over financial reporting, and revise future filings to include a statement of management’s responsibility as required by Item 308(a)(1) and Item 308T(a)(1) of Regulation S-K.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. In future filings with the Commission, the Company will include a statement of management’s responsibility as required by Item 308(a)(1) and Item 308T(a)(1) of Regulation S-K.

9.	Your audit report as included in your Form 10-K does not appear to indicate the city and state where issued as required by Item 2.02(a) of Regulation S-X. Please confirm to us that the original audit report you received from your independent accountants does indicate the city and state where issued, and ensure that future filings fully comply with Item 2.02(a) of Regulation S-X.

Yes, the original audit report the Company received from its independent accountants did indicate the city (Plantation) and the state (Florida) where issued. This information dropped out during the Edgar process. In future filings with the Commission, the Company will ensure that this information in included to fully comply with Item 2.02(a) of Regulation S-X.

10.	Please explain to us why the number of shares that you disclose as issued and outstanding on your balance sheet, less your treasury stock, does not match the rollforward of shares outstanding on your Consolidated Statement of Stockholder’s Equity on page F-4 or the number of shares issued and outstanding that you disclose in Footnote 10 Stockholder’s Equity on page F-18. Your response should separately address 2007 and 2008. Please revise future filings to ensure that these disclosures are consistent and to ensure that the rollforward of shares outstanding presented on your statement of stockholder’s equity sums to the number presented at the bottom.

We have reviewed our 10K filing for December 31, 2008 and it appears that the information on our balance sheet was transposed in such a way that the number of outstanding shares at year end 2007 was reported as outstanding at 2008 and vice-versa. This simply was an error.

As of December 31, 2008 there were 37,528,514 shares issued and outstanding. This amount agrees to the amount of shares reported in footnote #10. Our Statement of Stockholders’ Equity reports 37,527,514 shares outstanding and it appears to us that this is a rounding error of 1,000 shares.

The amount of common stock issued and outstanding at December 31, 2007 was 37,702,523 shares as reflected in the Statement of Stockholders’ Equity in both the December 31, 2008 and 2007 10K’s. The outstanding share amount in footnote 10 on page F-18 appears to have been reported erroneously.

In future filings with the Commission, the Company will ensure that these disclosures are consistent and that the rollforward of shares outstanding presented on our statement of stockholder’s equity sums to the number presented at the bottom and is consistent with any relevant footnote disclosure.

11.	It appears that throughout your document you generally present dollar amounts in thousands, including in the Notes to Consolidated Financial Statements. However, in some places, such as the monthly payments in Note 9, Notes Payable, on page F-16 and the future aggregate minimum annual lease payments in Note 13, Commitments and Contingencies, on page F-21, dollar amounts appear to be in dollars. In future filings please either conform your presentation throughout your document or clarify in specific notes whether amounts are stated in dollars or some other measure.

In future filings with the Commission, the Company will conform its presentation of dollar amounts throughout the document.

12.	We read on page four that in January 2008, you began marketing your web syndication services to third parties. Please tell us the amount of revenues you generated in 2008 from providing these services to third parties. If these revenues were more than immaterial, please tell us, and disclose in future filings, a detailed revenue recognition policy for these services. In this regard, it appears that such policy should consider the guidance in EITF 00-3, EITF 00-21, SAB 104, and possibly SOP 97-2.

In 2008, the Company generated $3,057,017 in syndication services provided to third parties, or some 3.7% of our consolidated, reportable revenues. At a point where the Company deems the syndication revenues to be more than immaterial, it will disclose the amounts in future filings along with a detailed revenue recognition policy. Said policy will consider the guidance in EITF 00-3, EITF 00-21, SAB 104, and possibly SOP 97-2.

13.	We note from your disclosures here and in Note 6 that you have not recorded any impairment losses related to your goodwill and intangible assets. Please explain to us in more detail how you came to this conclusion especially given that you have a net loss, cash flows used in operations and substantial doubt as to your ability to continue as a going concern. Please also explain to us how you considered the criteria in paragraph 8 of SFAS 144 and paragraph 28 of SFAS 142 when considering whether an interim impairment test should be performed as of March 31, 2009.

The decision to express substantial doubt about our ability to continue as a going concern by our independent auditor’s was a result of a default on some of our financial performance covenants and our inability to obtain a waiver from our lender in a timely manner. The Company did not believe it was a going concern, practically speaking. At the time of the filing of our 10K, we were only uncertain as to the terms that we would ultimately be subjected to under a waiver, not the ability to receive one.

We believe that our loss for the year ended December 31, 2008 is a result of significant increases in our operating costs, most notably rent expense, depreciation and amortization expense, salaries and employee benefits and interest expense. As referenced in item 4, we have implemented aggressive cost cutting measures that will impact the current and future periods. Our revenues, as exhibited in the 2008 annual report, increased year to year by approximately eight million dollars, which is directly attributable to our retail segment. Furthermore, our net revenues have increased from approximately $56 million for the year ended March 31, 2007 to approximately $82 million for the year ended December 31, 2008. We believe, on a macro level, that the acquisitions and other agreements that we have entered into are the major drivers of these increases in our revenues.

Our goodwill was generated from various acquisitions of other entities, including our major internet retail subsidiary FansEdge, which contributed approximately 60% of our net revenues during the year ended December 31, 2008. We also acquired several of our Field of Dreams franchise stores during the year ended March 31, 2007 and the nine months ended December 31, 2007, that directly contributed approximately 15% of our total net revenues during the year ended December 31, 2008.

Our other non-amortizable intangible assets, as exhibited in the 10K for December 31, 2008 consist primarily of our trademark and our rights to the Chicago Sun-Times Sports Collectible Show. The FansEdge trademark is critical to protecting and promoting the name recognition for our internet sales and will be even more important as we continue to create syndication relationships within our prospective business model. The Sun-Times show was acquired in 2008 and generates over one million dollars a year in ticket and autograph sales while providing a proprietary source of autographed memorabilia for sale through our various retail assets.

For the year ended December 31, 2008, we performed our impairment review utilizing three generally accepted methodologies: Income Approach, Market Approach and Cost Approach.

Mentioned in our comments above, management is confident with the viability and growth prospects of our company and given the considerable increases in revenue volumes we continue to experience, our analysis of goodwill and intangible values is reasonable, based on the following criteria:

Similar to other public companies within similar industries, Dreams categorizes goodwill into retail and wholesale categories. As such, the retail division includes both our internet properties and brick-and-mortar. Applying all three methods allowed management to review and analyze value with the Cost and Income Approaches providing reasonable representation of value. For the Cost Approach, we calculated values for the various tangible and intangible values such as Inventory, Licenses and Contracts, and Assembled Workforce using a discounted cash flow and a discount rate of roughly 15.5% which is equal to our WACC plus a risk factor of 8% to account for volatility and the relatively smaller size of our firm compared to Fortune 500 companies. The Income Approach used three year forecasted income and applied a similar discount rate as noted above. The Market Approach took into consideration several reasonably comparative companies and analyzed the weighted average contribution of each to arrive at a market multiple that could be applied. The Market Approach seemed to produce relatively high valuations and was disregarded. From our analysis and research of the marketplace, it is evident that while we have experienced pressure on earnings, and general market declines due to the recession’s impact on all companies, the value of Dreams Inc., is fairly stated. With a goodwill ration of under 16%, our company is in the mid to high range. We did not find the cost and process of revaluation in March necessary as the underlying data did not change materially, although management does plan to start our annual review earlier this year to see if market conditions, earnings and other variables require further analysis.

14.	Please explain to us in more detail how you determined the amount of your valuation allowance on your deferred tax asset and how you determined that the remaining amount is more likely than not to be realized.

A valuation allowance has been recorded in the amount of $187,000. The amount of the allowance is the result of a 2002 pre-tax capital loss sustained by the Company in the amount of $470,000. The related tax benefit @ 39.78% is $187,000. The valuation allowance has been recorded to offset the tax benefit because it is undeterminable when, or if, the Company will incur a capital gain in future years.

Please discuss all positive and negative evidence that you considered as contemplated by paragraph 20 of SFAS 109.

The positive factors considered included:

•	For calendar year 2009, the Company projected that the following deferred tax and liabilities will be recognized:

1.	Current assets:

a.	Inventory reserves – $75,000

b.	Accrued bonuses – 67,000

c.	Section 263A costs – 300,000

d.	Stock options-162,000

e.	Total realized $604,000

2.	Deferred liabilities:

a.	Deprec. assets $(350,000)

b.	Amortizable assets (700,000)

c.	Total realized $(1,050,000)

•	As of 12/31/08, the Company deferred income of $1,863,000. All revenues will be earned in 2009 for book and tax purposes.

•

The Company has significant asset value in excess of book and tax recorded costs related to its trade show contract and its Internet segment. The excess values are estimated to approximate $6 to $8 million dollars.

•

The loss sustained in 2008 is directly attributable to historically unusual events. Prior to 2008, the Company had reportable pre-tax earnings for several years. While it is anticipated that the effects of the unusual world-wide economic downturn may last a few years, it is anticipated that the actions of management as outlined in footnote 19 will reduce over-head and provide for a chance to return to profitability in 2009.

The negative factors considered included:

•	A review of the Company’s ability to fully use operating losses and tax credits before expiration;

1.	As of 12/31/07, all loss credit carryovers were fully utilized. The utilization of these carry-forwards was achieved through the Company’s sustained profitable operations over the past several years.

•	In 2008, the Company reported a pre-tax operating loss of $2,987,000. For 2009, the Company anticipates being marginally profitable, although, no assurances can be made.

•	As of 12/31/08, the Company’s net operating losses and tax credit carryovers do not expire until December 21, 2028.

Given consideration to the above items, the Company believes, it is more likely than not, the deferred assets as of 12/31/08 will be realized. Management is pro-active in managing its income tax position and the realization of its assets.

15.

Please explain to us how you determined your operating segments under paragraph 10 of SFAS 131. Your response should specifically identify your Chief Operating Decision Maker (CODM) and describe in reasonable detail the various levels at which operating results, including revenues and any measures of profitability or loss, are presented to your CODM. Also explain to us how you determined the aggregation of your operating segments into your two reportable segments, if any such occurred, was consistent with paragraph 17 of SFAS 131. In this respect we note that your retail segment includes several varied business lines including company-owned retail stores, e-commerce and web syndication. It appears that to manage your company in an appropriate control environment, your CODM might need to review information for these varied business lines below the reportable segment level, so we would like for you to explain to us why these represent one reportable segment and not several. It also appears from your disclosures on pages five and six that The Greene Organization is included in your manufacturing and distribution segment, and given that athletic representation is a fundamentally different business from manufacturing and distributing products, we would similarly like you to explain to us why these varied business lines represent one reportable segment.

Our operating segments are divided among wholesale and retail. The divisions whose customers are reseller’s of our goods have their results reflected in our manufacturing/wholesale segment and the divisions whose customers are the end users of our goods have their results reflected in our retail segment. In fact, we have a President of Manufacturing and a President of Retail who oversee all aspects of their respective segments.

Our Chief Operating Decision Maker (CODM) is comprised of our CEO and Senior V.P. of Dreams, Inc. (the parent company of the various operating entities). Both of these senior officers receive sales and gross profit information from all divisions daily, along with monthly P & L’s from the accounting department.

Our company-owned retail stores, e-commerce sites and web syndication;

•	Offer a similar grouping of products to its customers,

•	Are the businesses whose customers are the end users,

•	Have a centralized purchasing manager who is responsible for all vendor purchases,

•	Principals all report to one President of Dreams Retail,

•	Each use the same proprietary technology that runs the kiosks in the stores and the various web pages for our own e-commerce sites and the syndicated sites,

•	Are cross marketed to propel our multi-channel retailing strategy,

•	Are all sku (stock keeping uits) unified throughout the system.

•	Have been reported in our retail segment since 2004.

As it relates to The Greene Organization, a component of this division’s business is wholesale sales of autographed memorabilia and collectibles through country-wide auctions at organizations and charitable events which gets reported in the manufacturing/wholesale segment, while the remainder of the business is athlete representation, those results have been reduced to being reported in the “Other Income” line due to the immateriality. (See Form 10-K disclosure below)

The Greene Organization.

The Greene Organization since 1991 has been engaged in athlete representation and corporate sports marketing of individual athletes. This boutique division provides athletes with all “off-field” activities including but not limited to; personal appearances, product endorsements, book publishing deals, public/private autograph signings, licensing and marketing opportunities. As a result, over the years, The Greene Organization has become a portal for numerous corporate clients who regularly contract this division to identify a professional athlete to enhance their company’s profile, products and or services. In addition, the auction arm of this division, SCAC (Sports Collectibles and Auction Company) provides complete auction services to charities and organizations throughout the country. Warren H. Greene, president of The Greene Organization, is the brother-in-law of the Company’s president.

16.	Based on the description of your business in Item 1 of your Form 10-K, it appears that you generate revenues from selling products and from providing services to third parties such as your web syndication services and your athletic representation services. Please explain to us how you determined you did not need to provide a more detailed breakdown of your revenues to comply with paragraph 37 of SFAS 131. If revenues from your services are immaterial, we believe that you should clarify that to your readers somewhere appropriate within your filing to provide them with better insight into your company.

In future filings with the Commission, the Company will elaborate and quantify further which lines of business products or services are deemed immaterial so the reader can gain better insight into the Company.

17.	We note from the bottom of page 19 that you establish a reserve when it is apparent that the expected realizable value of an inventory item falls below its original cost and the current reserve for inventory obsolescence is $334,000. Please explain to us how you considered disclosing a roll-forward of your inventory valuation account either here or in Schedule II-Valuation and Qualifying Accounts.

In future filings with the Commission, the Company will insert a roll-forward schedule of our inventory valuation below the paragraph where we discuss our reserves on inventory policy.

18.	We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Please apply this comment beginning with your June 30, 2009 Form 10-Q.

The Company will apply the Commission’s comment beginning with our June 30, 2009 Form 10-Q.

19.	We also note that the introductory language in paragraph 4 does not include a statement of the certifying officer’s responsibility for establishing and maintaining internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In future filings, please ensure that your certifications use the exact wording from Item 601(b) (31) of Regulation S-K.

In future filings with the Commission, the Company will ensure that the certifications use the exact wording from Item 601(b) (31) of Regulation S-K.

20.	It is unclear to us that you have properly applied the guidance in SFAS 160 to your balance sheets and statement of operations. Please ensure that future filings, including your upcoming June 30, 2009 Form 10-Q, properly present any non-controlling interests on the face of your financial statements.

In future filings with the Commission, beginning with the filing of our June 30, 2009 Form 10-Q, the Company will ensure that we are compliant with SFAS 160 as it relates to accurately reflecting non-controlling interests on our balance sheet and statement of operations.

In connection with responding to the Staff’s comments to the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

Ross Tannenbaum, Chief Executive Officer